Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 8, 2024

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held on May 8, 2024.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Against
Christopher M. Burley	336,432,205/98.33%	5,721,195/1.67%
Maura J. Clark	338,556,887/98.95%	3,596,518/1.05%
Russell K. Girling	336,368,118/98.31%	5,785,281/1.69%
Michael J. Hennigan	324,634,997/94.88%	17,518,402/5.12%
Miranda C. Hubbs	336,950,055/98.48%	5,203,349/1.52%
Raj S. Kushwaha	338,698,692/98.99%	3,454,708/1.01%
Julie A. Lagacy	339,492,560/99.22%	2,660,844/0.78%
Consuelo E. Madere	337,233,510/98.56%	4,918,892/1.44%
Keith G. Martell	338,771,513/99.01%	3,381,887/0.99%
Aaron W. Regent	334,242,974/97.69%	7,910,427/2.31%
Ken A. Seitz	339,595,797/99.25%	2,556,603/0.75%
Nelson L.C. Silva	338,779,596/99.01%	3,373,805/0.99%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 367,215,664 votes “For” (99.45%) and 2,035,775 votes “Withheld” (0.55%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 323,597,142 votes “For” (94.58%) and 18,556,259 votes “Against” (5.42%).